September 6, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Timothy J. O'Donovan
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive
Rockford, Michigan 49351

Re: Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 1-06024

Dear Mr. O'Donovan:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 29, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Appendix A. Financial Statements</u>

<u>Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2</u>

1.   We note your response to comment 3 of our letter dated August 16, 2006. You indicated that the cost of treasury stock allocated to additional paid-in capital represented previous repurchases over par value on the same class of stock included in additional paid-in capital. Please tell us how you derived the amounts previously included in additional paid-in capital and how the amounts arose. In doing so, please clarify whether the amounts previously included in additional

paid-in capital represented capital surplus arising from previous retirements, net gains on previous sales of treasury stock or other amounts.

<u>Consolidated Statements of Cash Flows, page 4</u>

2.   We note your response to comment 4 of our letter dated August 16, 2006. Please tell us the total amount of life insurance premiums paid and included in cash flows from operating activities for each of the years presented. Please also tell us why life insurance premiums paid or the increase in cash surrender value, if less than premiums paid, are properly classified as operating cash flows as opposed to investing cash flows. Please refer to Section 1300.13 of The AICPA Technical Practice Aids. In addition, please tell us why purchase of trademarks is properly classified as operating cash flows as opposed to investing cash flows.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. In his absence, direct your questions to William Thompson at (202) 551-3334. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief